UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003972

Estimated average burden hours per response 12.00


RECEIVED
MAR 05 2002

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-47664

3/8/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Santander Central Hispano Investment Securities Inc.

OFFICIAL USE ONLY
37216
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle **(212) 407-4542**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BSCH Investment
Santander Central Hispano

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

■ (a) Facing page.

■ (b) Statement of Financial Condition.

❑ (c) Statement of Operations.

❑ (d) Statement of Cash Flows.

❑ (e) Statement of Changes in Stockholder's Equity.

❑ (f) Statement of Changes in Subordinated Liabilities.

❑ (g) Computation of Net Capital.

❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

❑ (l) An Oath or Affirmation.

❑ (m) A copy of the SIPC Supplemental Report.

■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

❑ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santander Central Hispano Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500 Fax: (212) 350-3535


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Santander Central Hispano Investment Securities Inc.:

We have audited the accompanying statement of financial condition of Santander Central Hispano Investment Securities Inc. (a Delaware corporation) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Santander Central Hispano Investment Securities Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 28, 2002

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS IN U.S. COMMERCIAL BANKS	$ 59,045,411
CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS, at market	4,922,294
SECURITIES OWNED, at market	3,671,818
SECURITIES PURCHASED UNDER AGREEMENT TO RESELL	50,065,958
RECEIVABLE FROM CUSTOMERS	22,723,542
RECEIVABLE FROM BROKERS, DEALERS AND FINANCIAL INSTITUTIONS	27,934,299
RECEIVABLE FROM AFFILIATES	168,381
FIXED ASSETS net of accumulated depreciation of $ 8,681,682	2,073,290
OTHER ASSETS	9,517,265
Total assets	$ 180,122,258

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Securities Sold, Not Yet Purchased, at market	$ 842,662
Payable to customers	8,650,480
Payable to brokers, dealers and financial institutions	29,280,257
Payable to affiliates	3,030,788
Accrued expenses and other liabilities	23,433,130
Total liabilities	65,237,317
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value; 1,000 shares authorized; issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(175,115,059)
Total stockholder's equity	114,884,941
Total liabilities and stockholder's equity	$ 180,122,258

The accompanying notes are an integral part of this statement.

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Santander Central Hispano Investment Securities Inc. (the "Company"), formerly known as Santander Investment Securities, a Delaware corporation, is wholly owned by Santander Investment, S.A. (the "Parent"), which in turn is wholly owned by Banco Santander Central Hispano, S.A., a Spanish banking corporation. The Company was incorporated on July 14, 1994, and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on October 13, 1994. The Company became a member of the National Association of Securities Dealers, Inc. (the "NASD") and commenced operations on December 21, 1994. The Company's business activities include investment banking, institutional sales and trading of Latin American and European equity and fixed income securities.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). U.S. GAAP requires that management of the Company makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned or securities sold, but not yet purchased are stated at quoted market values.

Assets and liabilities denominated in foreign currencies are translated at closing rates of exchange on December 31, 2001.

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less.

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2001, the Company has received securities with market values of $50,065,958 related to resale agreements. The Company has no repurchase agreements as of December 31, 2001.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities-borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2001, the Company has received securities with a market value of $5,834,863 related to its securities borrowed transactions to satisfy delivery obligations. As of December 31, the company had no securities loaned transactions.

In August 2001, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 if effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial statements.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amounts shown represent the dollar balances receivable from and payable to customers in connection with cash and margin transactions. The receivables are collateralized by securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition. Included in receivable from and payable to customers is approximately $207,610 and $234,282 respectively, due from and due to affiliates.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND FINANCIAL INSTITUTIONS

Receivable from brokers, dealers and financial institutions primarily comprises securities borrowed transactions, securities failed to deliver and proprietary and customer cash and margin transactions cleared through another U.S. broker-dealer on an omnibus basis. Included in this balance is approximately $14,310,818 due from affiliates.

Payable to brokers and dealers primarily comprises securities failed to receive and payable to financial institutions. Included in this balance is approximately $25,346,281 due to affiliates.

5. RELATED-PARTY TRANSACTIONS

The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Included in execution and clearance expense is approximately $4,557,296 paid to affiliates. Included in commission income is approximately $1,256,905 received from affiliates.

In the normal course of business, the Company enters into foreign exchange transactions with affiliates.

Included in accrued expenses and other liabilities is approximately $4,420 due to affiliates.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $250,000. Although net capital and aggregate debit items change from day to day, at December 31, 2001, the Company's net capital was $113,174,401, which exceeded the minimum capital required by $112,642,490.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in rule SEC 15c3-3.

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

7. CASH AND SECURITIES IN COMPLIANCE WITH FEDERAL REGULATIONS

Cash of $2,924,514 and U.S. Treasury bills with a market value of $1,997,780 have been segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

8. COMMITMENTS AND CONTINGENCIES

The Company has noncancelable operating leases covering office space with an affiliate and third parties. Additionally, included in minimum future rentals is approximately $143 million related to office space the Company has vacated. The Company has entered into sublease arrangements with outside parties on these properties. The leases and subleases expire on various dates through July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancellable leases are as follows:

Year	Lease Payment Outflow	Sublease Payment Inflows
2002	$ 11,069,000	$ 10,487,250
2003	11,069,000	10,487,250
2004	10,800,000	10,619,750
2005	10,890,000	11,461,000
2006	10,890,000	11,477,250
Thereafter	88,354,000	91,689,563
	$ 143,072,000	$ 146,222,063

9. PENSION PLAN AND DEFERRED COMPENSATION PLAN

The Company is a participant, in conjunction with affiliates, in a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of costs between the affiliates have been determined by an actuary.

The information presented below is representative of the Plan inclusive of all affiliated employees.

Benefit obligation at December 31, 2001	$ 2,502,330
Fair value of plan assets at December 31, 2001	653,328
Funded status	$ 1,871,946
Accrued cost recognized in the statement of financial condition	$ (1,605,259)

Weighted-average assumptions as of December 31, 2001

Discount rate	7.00%
Expected return on plan assets	8.00%
Rate of compensation increase	5.00%

The Company also participates with affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

10. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include customers, generally U.S. institutional investors, and brokers and dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased should the value of such securities rise.

The Company records customer securities transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure its adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered and, when necessary, requires prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2001, the Company had commitments to purchase foreign currency forwards totaling approximately $656,896.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments not carried at market value are short-term in nature or bear market interest rates. Accordingly, their carrying value is representative of fair market value.



To the Board of Directors and Stockholders of
Santander Central Hispano Investment Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Santander Central Hispano Investment Securities Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
January 28, 2002